Form 10-Q

EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Second Quarter		First Six Months
(Dollars in millions)	2006	2005	2006	2005

Earnings before income taxes and cumulative effect of
changes in accounting principles	$171	$304	$336	$521
Add:
Interest expense	26	29	53	62
Appropriate portion of rental expense (1)	6	6	11	11
Amortization of capitalized interest	2	5	5	6
Earnings as adjusted	$205	$344	$405	$600

Fixed charges:
Interest expense	$26	$29	$53	$62
Appropriate portion of rental expense (1)	6	6	11	11
Capitalized interest	1	3	6	4
Total fixed charges	$33	$38	$70	$77

Ratio of earnings to fixed charges	6.2x	9.1x	5.8x	7.8x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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